SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________
FORM 11-K/A
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2020
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________
Commission file number 1-724
A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PVH Associates Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PVH Corp., 200 Madison Avenue, New York, New York 10016

EXPLANATORY NOTE

This Form 11-K/A is being filed as an amendment to the Annual Report on Form 11-K filed on June 24, 2021 for the fiscal year ended December 31, 2020 (“Original Form 11-K”) solely to include the correct Report of Independent Registered Public Accounting Firm. An incorrect report was included in the Original Form 11-K. The financial statements for the PVH Associates Investment Plan are unchanged and are being refiled in their entirety. Except as described above, no other changes have been made to the Original Form 11-K.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PVH ASSOCIATES INVESTMENT PLAN

Date: March 4, 2022	By: /s/ Dana M. Perlman
Dana M. Perlman
Member of Plan Committee

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

FINANCIAL STATEMENTS

December 31, 2020 and 2019

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

TABLE OF CONTENTS

December 31, 2020 and 2019

Page

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedule
Form 5500, Schedule H, Line 4i--Schedule of Assets (Held at End of Year)	12

Independent Auditor’s Report

Administrative Committee of the Plan
PVH Associates Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the PVH Associates Investment Plan (the “Plan”) as of December 31, 2020, the related statements of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets for plan benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

1675 Broadway, 20th Floor, New York, NY 10019 | T: 212.453.2500 | F: 212.453.2550 | SKPNY.COM

Accompanying Supplemental Information

The supplemental information in the accompanying Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2005.

Spielman, Koenigsberg & Parker, LLP

New York, NY
June 23, 2021

1675 Broadway, 20th Floor, New York, NY 10019 | T: 212.453.2500 | F: 212.453.2550 | SKPNY.COM

PVH ASSOCIATES INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2020 and 2019

	2020	2019
Assets

Participant-directed investments, at fair value	$783,541,308	$734,585,761
Receivables:
Notes from participants	10,753,742	11,570,996
Employer contributions	619,687	851,680

Total Assets	794,914,737	747,008,437

Net assets available for benefits	$794,914,737	$747,008,437

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2020

Additions

Investment income:
Net appreciation of investments	$ 90,552,925
Interest and dividend income	8,626,941
Total investment income	99,179,866

Interest income on notes receivable from participants	509,638

Contributions:
Employer, net of forfeitures	13,117,814
Participants	32,744,018
Rollovers	4,480,249
Total contributions	50,342,081

Total additions	150,031,585

Deductions

Payments to participants	101,692,441
Administrative expenses	432,844
Total deductions	102,125,285

Net increase in net assets available for benefits	47,906,300

Net assets available for benefits at beginning of year	747,008,437

Net assets available for benefits at end of year	$794,914,737

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

1.    Description of the Plan

The following description of the PVH Associates Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering salaried or hourly clerical, warehouse, distribution, and United States retail field employees of PVH Corp. (the “Company”) who are at least age 21 or older, have completed the earlier of; at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week; or have completed at least 1,000 hours of service during the first 12 months of employment or in any subsequent calendar year. The Plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Amendments

During 2020, the Plan was amended to adopt several provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The relief provisions allow eligible individuals to receive coronavirus-related distributions, increase available loan amounts, defer loan repayments, suspend required minimum distributions and delay the commencement date for required minimum distributions. Distributions related to the CARES Act during the year ended December 31, 2020 were $14,727,437.

The Company sold its Speedo North America (“Speedo”) business to the Pentland Group PLC (“Pentland”) on April 6, 2020.  Upon the closing of the transaction, U.S.-based employees who were engaged primarily in the Speedo North America business terminated their employment with the Company, became 100% vested in the Plan and any of their investments in the PVH stock fund were transferred to other investment options. Effective with the Speedo sale, the Plan was amended to include participating entities.  The Company approved Pentland as a participating entity and effective April 6, 2020, the Plan includes the former Company employees affected by the sale who are now Pentland employees as well as any new U.S.-based Pentland employees. Pentland employees in the Plan are subject to all of its terms, except that they cannot invest in the PVH stock investment option, which is reserved for Company employees.

Trustee and Recordkeeper

The Plan’s recordkeeper and trustee services are Empower Retirement and Great-West Trust Company, respectively.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Contributions

Participants may make pre-tax contributions and/or after-tax Roth contributions to the Plan through payroll deductions. Total contributions may not exceed the lesser of 75% percent of the participant's pre-tax annual compensation or the Internal Revenue Service (IRS) allowed maximum of $19,500 and $19,000 for 2020 and 2019, respectively, plus an additional $6,500 and $6,000 for 2020 and 2019, respectively, for participants age 50 and over by the end of the plan year.

Employer Contributions

The Company matches 100% of the first 1% of eligible compensation that a participant contributes to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant. To ensure that participants receive the maximum Company match under the plan’s contribution provisions, effective for the 2019 plan year and forward, the Company makes an additional “true-up” contribution to all participant accounts who did not receive the full match amount to which they are entitled.  True-up contributions are included in employer contributions receivable and are made in the following plan year prior to the tax filing date. The true-up contribution due to the Plan at December 31, 2020 and December 31, 2019 was $619,687 and $851,680, respectively.
Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions.

Vesting

Amounts attributable to participant contributions and the allocated earnings thereon are immediately vested. All participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service. Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any of the various investment options. Participants, with the exception of Pentland employees, may contribute a maximum of 25% of contributions in PVH Corp. common stock.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence. Upon termination of employment, a participant is given 90 days to repay the loan in full or to establish loan repayments through an ACH debit origination before it is considered to be in default. Delinquent loans are considered to be distributions based on the terms of the Plan document. Notes receivable from participants are measured as the unpaid principal balance plus any accrued but unpaid interest.

At December 31, 2020, outstanding notes receivable from participants totaled $10,753,742, with maturity dates through 2035 at interest rates ranging from 4.25% to 8.75%.

Forfeitures

Company contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions. In 2020 and 2019, forfeitures of $359,300 and $327,813, respectively, were used by the Plan to reduce the Company’s matching contributions. At December 31, 2020 and 2019, cumulative forfeited non-vested accounts totaled $612,923 and $492,913, respectively.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount or installment payments equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their investment balance in PVH Corp. common stock in the form of shares.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2.     Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Administrative Expenses

In general, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor. The Plan's administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan's investment options. Investment management or related fees associated with certain investment fund options are paid by participants.

Investments

Investments are recorded in the accompanying financial statements at fair value. Purchases and sales of securities are reflected on a settlement date basis. All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.

Recent Accounting Guidance

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The objective of this guidance is to improve the effectiveness of disclosure for fair value measurements by adding, eliminating and modifying certain disclosure requirements. The ASU should be applied retrospectively and is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Plan early adopted this standard in 2018 and adoption had no impact on the Plan financial statements.

Reclassifications
Certain amounts from 2019 financial statements have been reclassified in order to conform to the 2020 presentation.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3.     Party-In-Interest Transactions

During the year ended December 31, 2020, the Plan purchased 24,536 and sold 52,284 shares of the Company’s common stock and received $15,722 during 2020 from the Company as payment of dividends on its common stock. During the year ended December 31, 2019, the Plan purchased 18,443 and sold 25,557 shares of the Company’s common stock and received $62,320 from the Company as payment of dividends on its common stock. Certain legal and accounting fees, and administrative expenses relating to the maintenance of participant eligibility records are paid by the company participating in the plan, and accordingly, are not included in the financial statements of the Plan.

4.     Fair Value Measurements

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. The guidance establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting the Plan’s own assumptions about the inputs that market participants would use in pricing the asset or liability based on the best information available.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2020 and 2019:

		Fair Value Measurements at
		December 31, 2020
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds(1)	$ 285,267,282	$ 285,267,282	$ -	$ -
PVH Corp. common stock(2)	35,695,784	35,695,784	-	-

Total investments measured at fair value	$320,963,066	$ 320,963,066	$ -	$ -
Common collective trust fund measured at
net asset value(3)	$ 462,578,242
Total participant-directed investments	$783,541,308

		Fair Value Measurements at
		December 31, 2019
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds(1)	$ 259,617,392	$ 259,617,392	$ -	$ -
PVH Corp. common stock(2)	43,097,550	43,097,550	-	-

Total investments measured at fair value	$302,714,942	$ 302,714,942	$ -	$ -
Common collective trust funds measured
at net asset value(3)	$ 431,861,741
Assets pending settlement	9,078
Total participant-directed investments	$734,585,761

(1)    Valued at the net asset value of the fund(s), as determined by the closing price in the active market in which the individual fund is traded.

(2)     Valued at the closing price of PVH Corp. common stock as determined by the closing price in the active market in which the securities are traded.

(3)    Valued at the net asset value of the fund as determined by the fund family as a practical expedient to estimating fair value. The Plan has no unfunded commitments related these common collective trust funds. Funds are redeemable on a daily basis without restriction.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

6.     Income Tax Status

The IRS has determined and informed the Company by a letter dated April 25, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910
Plan No: 007
PVH ASSOCIATES INVESTMENT PLAN

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

		(c)
	(b)	Description of investment		(e)
(a)	Identity of issuer, borrower,	including maturity date, rate of	(d)	Current
	lessor or similar party	interest, collateral, par or maturity value	Cost	value

	Common Stock
*	PVH Corp.	PVH Corp. Common Stock; 380,187.283 shares	**	$ 35,695,784

	Mutual Funds
	American Beacon Funds	American Beacon Large Cap Value Fund; 956,487.037 shares	**	21,214,883
	Dimensional Fund Advisors	DFA U.S. Targeted Value Portfolio Institutional; 721,649.299 shares	**	17,023,707
	American Funds	EuroPacific Growth Fund R5; 389,033.151 shares	**	26,932,765
	Metropolitan West	Metropolitan West Total Return Bond M Fund; 1,794,696.395 shares	**	20,064,706
	T. Rowe Price	T. Rowe Price Blue Chip Growth; 395,154.025 shares	**	65,405,894
	The Vanguard Group	Vanguard Extended Market Index; 32,841.876 shares	**	4,097,024
	The Vanguard Group	Vanguard Institutional Index Fund; 211,392.701 shares	**	70,070,339
	The Vanguard Group	Vanguard Total Bond Market Index Institutional; 986,885.975 shares	**	11,467,615
	The Vanguard Group	Vanguard Total International Stock Index Institutional; 75,880.599 shares	**	9,848,543
	William Blair Funds	William Blair Small-Mid Cap Growth I; 1,114,198.868 shares	**	39,141,806

	Collective Funds
	The Vanguard Group	Vanguard Institutional Target Retirement 2015; 138,967.997 shares	**	5,551,772
	The Vanguard Group	Vanguard Institutional Target Retirement 2020; 584,097.362 shares	**	24,304,291
	The Vanguard Group	Vanguard Institutional Target Retirement 2025; 1,265,788.950 shares	**	53,694,767
	The Vanguard Group	Vanguard Institutional Target Retirement 2030; 1,719,149.234 shares	**	73,201,374
	The Vanguard Group	Vanguard Institutional Target Retirement 2035; 1,499,427.738 shares	**	65,495,004
	The Vanguard Group	Vanguard Institutional Target Retirement 2040; 1,306,574.882 shares	**	59,436,091
	The Vanguard Group	Vanguard Institutional Target Retirement 2045; 1,227,787.840 shares	**	56,686,964
	The Vanguard Group	Vanguard Institutional Target Retirement 2050; 949,049.559 shares	**	44,073,861
	The Vanguard Group	Vanguard Institutional Target Retirement 2055; 468,000.251 shares	**	29,109,616
	The Vanguard Group	Vanguard Institutional Target Retirement 2060; 194,870.791 shares	**	9,564,258
	The Vanguard Group	Vanguard Institutional Target Retirement 2065; 22,767.594 shares	**	688,265
	The Vanguard Group	Vanguard Retirement Income Trust II; 54,327.466 shares	**	2,255,133
	Wells Fargo Funds	Wells Fargo Stable Value Class U; 715,793.454 shares	**	38,516,846

		Total investments		$ 783,541,308

*	Participant Loans	Participant notes receivable maturing at various dates through 2035
		and bearing interest at rates from 4.25% to 8.75%	-0-	$ 10,753,742

* Party-in-interest
** Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors